Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship

For Immediate Release	Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES PRELIMINARY RESULTS OF SELF TENDER OFFER FOR SHARES OF COMMON STOCK

ATHENS, GREECE, January 2, 2025 - Diana Shipping Inc. (NYSE: DSX) (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today announced the preliminary results of its tender offer to purchase up to 15,000,000 shares of its common stock, par value US$0.01 per share, at a price of US$2.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The tender offer expired at 5:00 P.M., Eastern Time, on December 31, 2024.
Based on a preliminary count by Computershare Trust Company, N.A., the depositary for the tender offer, the total number of shares tendered in the tender offer was 12,067,782 shares, including 729,654 shares tendered pursuant to the guaranteed delivery procedure described in the tender offer documents. Because the preliminary information received from the depositary indicates that the tender offer was undersubscribed, it is expected that the Company will purchase all validly tendered shares from each tendering shareholder. The Company offered to purchase a total of 15,000,000 shares in the tender offer for an aggregate purchase price of US$30.0 million.
The number of shares of common stock expected to be purchased by the Company and the aggregate purchase price for the shares are preliminary and subject to final confirmation by the depositary and the proper delivery of shares tendered, including shares tendered pursuant to the guaranteed delivery procedure. The final results of the tender offer will be announced promptly following completion of the confirmation process. Payment for shares of common stock accepted for purchase by the Company will be made in accordance with the terms of the tender offer promptly following final confirmation of the number of shares validly tendered. Certificates for all shares tendered and not purchased will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares to the tendering pursuant to the terms of the tender offer.

If shareholders have any questions, please call our information agent, Georgeson LLC, by telephone, toll free at (800) 248-7690. Parties outside the U.S. can reach the information agent at +1-781-575-2137.
Certain Information Regarding the Tender Offer
The information in this press release describing Diana Shipping Inc.’s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Diana Shipping Inc.’s common stock in the tender offer. The tender offer is being made only pursuant to the Offer to Purchase and the related materials that Diana Shipping Inc. is distributing to its shareholders, as they may be amended or supplemented. Shareholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the tender offer. Shareholders of Diana Shipping Inc. may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Diana Shipping Inc. is filing with the Securities and Exchange Commission from the Securities and Exchange Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from Georgeson LLC, the information agent for the tender offer, toll free at (800) 248-7690. Shareholders are urged to carefully read all of these materials prior to making any decision with respect to the tender offer. Shareholders and investors who have questions or need assistance may call Georgeson LLC, the information agent for the tender offer, toll free at (800) 248-7690. Parties outside the U.S. can reach the information agent at +1-781-575-2137.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.